UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE TO
(Rule 13e-4)
________________

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

________________
ASGI Agility Income Fund
(Name of Issuer)

ASGI Agility Income Fund
(Name of Person(s) Filing Statement (Issuer))
_________________
 Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
__________________

Lloyd Lipsett
Wells Fargo Law Department
JP201-210
200 Berkeley Street
Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George J. Zornada
K&L  Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 January 28, 2011
As Amended May17, 2011
(Date Tender Offer First Published, Sent or Given to Security Holders)
__________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on January 28, 2011, by ASGI Agility Income Fund (the “Fund”), relating to the Fund's offer to purchase shares of beneficial interest in the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $2,250,000  (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Pursuant to the Offer, $104,084.12 was tendered and accepted by the Fund at a net asset value of $1,034.2530 as determined as of March 31, 2011.  Payments (less any early withdrawal fees or holdbacks) were wired on May 16, 2011 to the accounts of tendering Shareholders indicated in their letters of transmittal in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011
ASGI AGILITY INCOME FUND

By: /s/ Adam Taback
Name: Adam Taback
Title: President